NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:

OneSpaWorld Holdings Limited

2.	Name of Person Relying on Exemption:

Deep Field Asset Management LLC

3.	Address of Person Relying on Exemption:

9355 Wilshire Boulevard

Suite 350

Beverly Hills, CA 90210

4.	Written materials:

Attached hereto as an exhibit is a press release and statement issued by Deep Field Asset Management LLC to the shareholders of OneSpaWorld Holdings Limited, dated June 1, 2020. This material is being submitted pursuant to Rule 14a-6(g)(1).

Deep Field Asset Management LLC Details Additional Conflicts of Interests Related to

OneSpaWorld’s $75 Million Financing

BEVERLY HILLS, Ca., June 1, 2020 – Deep Field Asset Management LLC (“DFAM”), a Beverly Hills-based investment adviser of funds that beneficially own 1,813,487 shares of OneSpaWorld Holdings Limited (NASDAQ: OSW) (the “Company” or “OSW”), today issued a letter to OSW shareholders detailing additional evidence of conflicts of interest involving Stephen Lazarus, OSW’s Chief Financial Officer, and Leonard Fluxman, OSW’s Executive Chairman, in relation to the Company’s $75 million capital raise.

The full text of the letter is below and is available, along with additional communications to shareholders, at www.VoteNoOSW.com.

June 1, 2020

Dear OSW Shareholders,

Deep Field Asset Management has in our prior letters noted the many stunning failures by OneSpaWorld’s Management, its Board of Directors, and the Special Committee during its recent insider-led equity raise. Over the weekend we discovered a new problem, which is perhaps the most astonishing of the whole bunch.

As background to the following, it is important to know that the current members of management at OneSpaWorld Holdings (the “Company” or “OSW”) comprised most of the senior leadership at Steiner Leisure Limited (“SLL”) before it was acquired by L Catterton. In SLL’s April 30, 2015 proxy filing, Stephen Lazarus is described as the Chief Operating Officer and Chief Financial Officer, while Leonard Fluxman is described as the President and Chief Executive Officer. At that time, Glenn Fusfield was President and Chief Operating Officer for Steiner Transoceanic Limited, which we believe to be the business within SLL that eventually became the now standalone OneSpaWorld Holdings. During Steiner Leisure’s Fiscal Year 2014, Mr. Lazarus and Mr. Fluxman each earned approximately $3 million and Mr. Fusfield earned approximately $1.2 million.

With that in mind, we call attention to the following passage which is from OSW’s April 29 Proxy Filing, and is otherwise buried on page 67 of OSW’s May 22 Proxy Filing:

Prior Profits Interests Arrangements. In December 2015, Mr. Fluxman and Mr. Lazarus were each granted Class B Common Shares in Nemo Investor Aggregator, Limited (“Nemo”), a parent company of OSW Predecessor, which were (and are) intended to constitute profits interests of Nemo for tax purposes (the “Nemo Shares”). While Nemo is not currently an affiliate of the Company, it does have a meaningful indirect ownership stake in the Company through its holdings in Steiner Leisure. As a result, the value of the Nemo Shares held by Mr. Fluxman and Mr. Lazarus is inextricably linked to the value of the Company’s common stock, even though these shares were not granted to Mr. Fluxman or Mr. Lazarus as compensation for their services to the Company. Messrs. Fluxman and Lazarus were granted these Nemo Shares at no purchase price, and such shares were granted subject to a combination of time- and performance-based vesting conditions. The Nemo Shares represent a right to a fractional portion of the profits and distributions of Nemo in excess of a “floor amount” determined in accordance with Nemo’s operating agreement upon a sale (as specified in the applicable award agreements). Messrs. Fluxman and Lazarus each still hold their Nemo Shares, which have fully time vested, but remain subject to performance vesting conditions.

Nemo is the parent/holding company L Catterton used in its acquisition of SLL, which of course originally included the OSW business. What this appears to indicate is that Mr. Lazarus, OSW’s Chief Financial Officer, and Mr. Fluxman, OSW’s Executive Chairman and a member of the Special Committee tasked with negotiating the transaction with SLL, each still hold their shares in Nemo, which is equivalent to stating that they own “meaningful” shares in SLL.

So the picture grows clearer: Mr. Fluxman participated as a member of the Special Committee which was formed in response to a bid made by SLL – a company in which he had a meaningful financial stake. There are not enough hyperbolic terms we could include to explain how wrong this is, on a moral and fiduciary basis.

Mr. Lazarus and Mr. Fluxman are putting new money into this deal, which we viewed as conflict enough. But this revelation that they had significant economic exposure to the SLL bid all along further indicts the process, and demonstrates a shocking lack of concern for good governance and respect for minority shareholders through this process.

We can only guess at the size of Mr. Fluxman’s continuing economic exposure to SLL. What we do know (from the Form 10-K filed by OSW on May 19, 2019) is that on the occasion of OSW combining with Haymaker Acquisition Corporation, Mr. Fusfield earned approximately $20 million which was contractually due to him on an “exit event.” Recalling that in the year leading up to SLL’s acquisition by L Catterton Mr. Lazarus and Mr. Fluxman earned more than twice as much money as Mr. Fusfield, one imagines that Mr. Lazarus and Mr. Fluxman are likely to have very significant economic interests remaining in SLL.

It is unacceptable that Mr. Fluxman participated in the Special Committee which evaluated a bid that came from a company in which he maintains significant ownership; it is embarrassing that Mr. Fluxman’s potentially enormous stake in SLL was buried deep in a confusing paragraph; and it is laughable that the size of his stake in the bidder remains undisclosed!

Marc Magliacano properly recused himself entirely from the Board of Directors for the process of evaluating the SLL offer; but it was no matter, because SLL had another man on the inside: a well-paid and highly incentivized owner of SLL on the Special Committee, in the person of Mr. Fluxman.

We have in prior presentations laid bare clear evidence of a flawed and faulty insider process. But this is, in our opinion, probably the most consequential, clear evidence that significant conflicts were apparent from the very beginning, and that they were ignored routinely throughout this travesty of a process.

Sincerely,

Jordan Moelis, Managing Partner, Deep Field Asset Management LLC

About Deep Field Asset Management LLC

Deep Field Asset Management LLC (“DFAM”) is a privately-held, independent investment adviser with $136 million in assets under management as of April 30, 2020. DFAM manages the Deep Field Opportunities Fund (“Fund”) a global concentrated investment fund that invests primarily in the small- and mid-cap space. The Fund’s objective is to back superior management teams pursuing idiosyncratic, difficult-to-replicate strategies wherein a market position or asset is leveraged to expand share and compound cash flow over a multi-year period. Specifically, the Fund seeks to own “category-defining” assets with definitive advantages which we believe are characterized by features such as extraordinary brands, overwhelming market share, data supremacy and easily accessible adjacent opportunities. The Fund was launched in 2015 by Jordan Moelis, the Fund’s Portfolio Manager.

IMPORTANT NOTICE: This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of DFAM of June 1, 2020 and are subject to change at any time due to changes in market or economic conditions.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

DFAM is the investment adviser for funds that beneficially own 1,813,487 shares of OneSpaWorld Holdings Limited (OSW) as of June 1, 2020. Holdings are subject to change, and DFAM may buy shares of OSW or sell, including sell short, shares of OSW at any time. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security.

DFAM is not soliciting proxies relating to the OSW shareholder meeting and does not have the authority to vote your proxy. DFAM urges OSW shareholders to vote against the proposed transaction.

Media Contact:

Sloane & Company

Dan Zacchei / Joe Germani

Dzacchei@sloanepr.com / JGermani@sloanepr.com